Exhibit 99.1

PRESS RELEASE	AIR GLOBAL PLC.

AIR Global Reports Third-Quarter and Nine-Month 2026 Results

Q3’26 revenue increased 11.1% YoY to $99.8 million

Q3’26 Adjusted EBITDA increased 7.7% YoY to $30.9 million

Nine-month revenue increased 6.0% to $306.7 million and Adjusted EBITDA increased 2.3% to $102.7 million

DUBAI, United Arab Emirates, November 12, 2026 — AIR Global PLC (NASDAQ: AIIR), the global leader in Flavored Shisha Molasses (“FSM”), today announces its results for the three and nine-month periods ended September 30, 2026. Unless otherwise specified, all comparative information in this release is presented with reference to the corresponding period of the preceding year.

Stuart Brazier, Chief Executive Officer of AIR Global, said:

“Third-quarter revenue increased 11.1% as volumes grew 5.8% and shipment activity continued to recover from the supply-chain disruptions experienced in the first half of the year. Logistics and material costs remain elevated as a consequence of the geopolitical situation; however, end-consumer demand remains resilient and performance across our key markets was strong, giving us confidence to reiterate our 2026 revenue growth guidance (in U.S. dollars) of 4%–6% and Adjusted EBITDA guidance of low- to mid-single-digit growth.

On October 1, 2026, we issued senior unsecured notes of $425 million with a coupon of 7.875% that mature in 2031, broadening our access to capital and increasing our financial flexibility. We also announced that AIR will pay an annual dividend of $0.28 per share beginning Q1’27, in quarterly installments, and expected to grow progressively thereafter, as well as up to $100 million of share repurchases through December 2029, funded by equity free cash flow1, reflecting our commitment to long-term value creation for our shareholders.

The submission of our PMTA for Crown Switch is an important milestone in AIR’s strategy to build a responsible, science-led presence in the regulated U.S. vaping market. The application reflects a substantial body of evidence spanning product quality, manufacturing, consumer behavior and population-level health impacts. We believe Crown Switch has the potential to provide adult smokers with a differentiated alternative to combustible cigarettes, and we look forward to the FDA’s review.

Our people responded to a period of significant change with focus, agility and determination and this has allowed us to continue to position AIR for its next phase of growth. Our focus now is to translate these strengths into sustainable, profitable growth and attractive long-term returns. “

Bassem Lotfy, Chief Financial Officer of AIR Global, added: “We remain on track to open our Romania factory during Q1’27, which will further diversify our manufacturing footprint and enhance our operational resilience in an uncertain geopolitical environment.

Our capital allocation framework is designed to support long-term value creation. Through equity free cash flow1 generation and with continued growth in Adjusted EBITDA, we expect leverage to decline over time and to be at or below 2.0x by December 2027.”

Webcast and Q&A Session:

AIR Global PLC will hold a live webcast for investors and analysts at 8:00AM ET on November 12, 2026, hosted by Stuart Brazier, CEO and Bassem Lotfy, CFO. The presentation will be followed by a Q&A session. The webcast and presentation slides will be available to view on our website at News/ Events. Conference call dial in details: +1 877 407 0752 or +1 201 389 0912. Alternatively, participants may use the Call Me™ service for immediate access to the event via the following link: Call ME. The Call Me™ service will be available 15 minutes prior to the scheduled start time.

Results Highlights – Q3’26 and 9M’26

(in millions, except percentages and per-share amounts)

Metric	Q3’26	Q3’25	YoY	9M’26	9M’25	YoY

Revenue	99.8	89.8	11.1%	306.7	289.3	6.0%
Gross profit	53.2	48.5	9.8%	170.0	162.5	4.6%
Operating (loss) / profit	17.9	17.0	5.1%	(45.7)	68.6	NM
(Loss) / profit for the period	7.6	6.7	13.8%	(74.2)	38.7	NM
EBITDA	23.7	21.8	9.0%	(28.4)	82.8	NM
Adjusted EBITDA	30.9	28.7	7.7%	102.7	100.3	2.3%
Basic EPS ($)	0.052	0.047	10.6%	(0.509)	0.270	NM

Note: Percentage changes are based on underlying unrounded figures and may differ from those calculated using the presented figures.

Q3’26 Performance Commentary

•	FSM shipment volumes increased 5.8% in Q3’26 as shipment activity continued to normalize following the supply-chain disruptions experienced in H1’26, supported by resilient end-consumer demand.

•	Revenue increased 11.1% to $99.8 million in Q3’26, driven by 5.8% volume growth and 5.0% price/mix. FX impact was minimal, as AIR operates largely in U.S. dollars or U.S. dollar-pegged currencies.

•

Gross profit increased 9.8% to $53.2 million in Q3’26. Cost of sales increased 12.7% to $46.6 million reflecting higher logistics, material and factory footprint costs, resulting in a gross margin of 53.3% vs. 54.0% in Q3’25.

•

Profit for the period increased 13.8% to $7.6 million in Q3’26, compared with $6.7 million in Q3’25. Profit before taxation decreased 1.3% to $8.1 million, reflecting a $2.5 million fair value loss on financial instruments, partly offset by lower net finance costs of $7.2 million compared with $8.7 million in the prior-year quarter. Taxation was $0.4 million, compared with $1.5 million in Q3’25.

•	Adjusted EBITDA increased 7.7% to $30.9 million in Q3’26. Adjusted EBITDA margin was 31.0% vs. 31.9% in Q3’25.

•	Basic EPS was $0.052 in Q3’26, compared with $0.047 in Q3’25, an increase of 10.6% based on the disclosed EPS figures.

9M’26 Performance Commentary

•	FSM shipment volumes declined 4.6% for 9M’26, reflecting the regional disruption and its impact on shipments in the first half of the year.

•	Revenue increased 6.0% to $306.7 million for 9M’26, with price/mix of 11.1% offsetting volume declines.

•	Gross profit increased 4.6% to $170.0 million, with a gross margin of 55.4% vs. 56.2% in 9M’25.

•	Net loss for the period was $74.2 million in the first nine months of 2026, impacted by several one-time items, including:

o	$48.2 million of non-cash listing expense in accordance with IFRS 2, relating to equity issued in connection with the business combination;

o	$47.7 million of IPO-related cash costs;

o	$14.1 million of non-cash share-based compensation expense;

o	$10.5 million of other public company readiness costs;

o	$4.3 million of supply chain-related costs resulting from the Strait of Hormuz disruption;

o	$3.4 million of regulatory costs relating to the preparation and submission of a U.S. Premarket Tobacco Product Application (“PMTA”); and

o	$2.2 million of significant provisions, write-offs and associated legal costs.

•	Adjusted EBITDA increased 2.3% to $102.7 million for 9M’26. Adjusted EBITDA margin was 33.5% vs. 34.7% in 9M’25.

•	Basic loss per share was $0.509, compared with basic earnings per share of $0.270 for the first nine months of 2025.

2026 Full-Year Outlook

AIR reiterates its full-year 2026 outlook for operating performance:

•

Broadly stable shipment volumes compared with FY’25, reflecting the recovery in shipment activity during the second half of the year, despite an approximately 1.5% headwind from weaker Global Travel Retail (GTR) volumes resulting from the Middle East conflict.

•	Revenue growth of 4% to 6% in U.S. dollars.

•

Low- to mid-single-digit Adjusted EBITDA growth, reflecting continued underlying business performance, partly offset by incremental public-company costs, the accelerated reorganization of AIR’s factory footprint, and higher logistics and raw-material costs.

•

Year-end Net Debt to Adjusted EBITDA[3] of approximately 2.5x, compared with the prior expectation of approximately 2.1x, primarily reflecting bond-issuance cashflows and the timing of working-capital movements associated with the continuing supply-chain disruption. These working-capital effects are expected to normalize during 2027.

•	An effective tax rate of approximately 15%.

•	Capital expenditures of $11 million to $14 million, compared with $15 million to $18 million previously.

•

We regularly review capital allocation priorities. Future decisions to defer, reduce or discontinue investment in certain workstreams may represent indicators of impairment and could result in the recognition of impairment losses and write-offs where the carrying amount of the related assets exceeds their recoverable amount.

Medium-Term Outlook

AIR reiterates its FY’27 and medium-term outlook for operating performance:

•	Low-single-digit organic FSM shipment-volume growth, supported by continued market-share gains and expansion into new markets, assuming non-disruptive excise-tax increases.

•	Mid-single-digit FSM revenue growth in U.S. dollars.

•	High-single-digit FSM Adjusted EBITDA growth in U.S. dollars.

•	The timing and scale of revenue and Adjusted EBITDA contributions from New Growth Categories will depend on FDA acceptance of AIR’s PMTA applications.

•	Net Debt to Adjusted EBITDA at or below 2.0x by December 2027, including the impact of dividends and share repurchases.

* No reconciliation to the most directly comparable IFRS financial measures has been provided due to the inherent difficulty in forecasting and quantifying certain amounts necessary for such reconciliation.

Capital allocation

AIR’s capital allocation priorities balance investment in sustainable growth with disciplined shareholder returns and leverage management. The Company intends to commence an annual dividend of $0.28 per share, paid in quarterly installments, with Q1’27 results expected to be announced in May 2027. Thereafter, AIR intends to maintain a progressive dividend policy, with potential future dividend growth supported by earnings expansion, equity free cash flow generation and the Company’s financial position. AIR also intends to undertake up to $100 million of share repurchases through December 2029, subject to market conditions, capital requirements and applicable regulatory approvals. Capital returns are expected to be funded from equity free cash flow, defined as cash flow from operations less capital expenditure, interest expense, and principal and interest payments on lease liabilities. With a growth in Adjusted EBITDA, AIR expects leverage to decline to or below 2.0x by December 2027.

AIR’s capital allocation framework remains focused on investing in high-return growth opportunities, supporting the expansion of the Company’s reduced-risk product portfolio, maintaining a strong balance sheet and prudent leverage profile, and returning excess capital to shareholders through dividends and share repurchases.

Business Review

Segmental Information – Q3’26 and 9M’26

(in millions, except percentages)

Segment	Q3’26	Q3’25	YoY	9M’26	9M’25	YoY
Revenue
FSM - Americas	21.9	17.5	25.6%	64.8	58.9	10.0%
FSM - MEAA	64.1	58.6	9.4%	200.8	190.0	5.7%
FSM - Europe	13.8	13.2	4.9%	39.1	38.2	2.1%
New Growth Categories	(0.1)	0.6	NM	2.1	2.2	(2.6)%
Adjusted EBITDA
FSM - Americas	7.8	8.1	(3.6)%	27.5	24.9	10.5%
FSM - MEAA	25.1	24.5	2.4%	84.9	86.8	(2.2)%
FSM - Europe	0.9	0.0	NM	1.1	1.8	(41.7)%
New Growth Categories	(2.9)	(3.9)	NM	(10.8)	(13.2)	NM

Note: Percentage changes are based on underlying unrounded figures and may differ from those calculated using the presented figures.

Q3’26 Segment Commentary

Americas

Revenue increased 25.6% to $21.9 million in Q3’26, driven by 28.5% volume growth and negative 2.3% price/mix, driven by timing of trade incentives. Adjusted EBITDA decreased 3.6% to $7.8 million, mainly reflecting higher cost of goods sold.

MEAA

Revenue increased 9.4% to $64.1 million in Q3’26, driven by 3.0% volume growth and 6.2% positive price/mix. Adjusted EBITDA increased 2.4% to $25.1 million, dampened by higher ongoing central office costs associated with being a public company and higher cost of goods sold.

Europe

Revenue increased 4.9% to $13.8 million in Q3’26, driven by 6.9% volume growth and negative price/mix of 1.8%. Adjusted EBITDA was $0.9 million, compared with breakeven in the prior-year period. Europe remained challenging, as excise tax increases and a lack of enforcement continue to drive illicit products.

New Growth Categories

Revenue was negative $0.1 million in Q3’26, reflecting timing of trade incentives, compared with positive $0.6 million in Q3’25. The Adjusted EBITDA loss narrowed to $2.9 million from $3.9 million in the prior-year period. The narrower loss reflects lower operating costs and more focused investment behind new product launches.

9M’26 Segment Commentary

Americas

Americas revenue increased 10.0% to $64.8 million for 9M’26, driven by 7.4% volume growth and 2.4% price/mix. Adjusted EBITDA increased 10.5% to $27.5 million.

MEAA

MEAA revenue increased 5.7% to $200.8 million for 9M’26, with price/mix of 13.5% offsetting a 6.9% volume decline. Adjusted EBITDA decreased 2.2% to $84.9 million.

Europe

Europe revenue increased 2.1% to $39.1 million for 9M’26, driven by 11.3% volume growth and negative price/mix of 8.2%. Adjusted EBITDA decreased to $1.1 million from $1.8 million.

NGC

New Growth Categories revenue decreased 2.6% to $2.1 million for the first nine months of 2026. The Adjusted EBITDA loss narrowed to $10.8 million from $13.2 million in the prior-year period.

Impact of the Strait of Hormuz Disruption

The closure of the Strait of Hormuz disrupted AIR’s supply chain during the first half of 2026 and affected the timing of shipments across several key markets. AIR established alternative routes and accelerated changes to its factory footprint to reduce its long-term dependence on the Strait. Shipment activity recovered as alternative routes came into operation, supporting stronger revenue growth in the third quarter.

Greentank Strategic Investment

On July 29, 2026, AIR announced a $20 million strategic investment in Greentank at a pre-money valuation of $170 million, together with an option to increase its ownership stake by a further 20% during the following 24 months at a valuation of $250 million. The partnership provides AIR with commercial advantages and supports the planned U.S. launch of Crown Switch.

Adjusted EBITDA Reconciliation

Reconciliation of (loss)/ profit for the period to adjusted EBITDA

Nine-month period ended 30 September	2026	2025
	$000	$000
(Loss) / profit for the period	(74,177)	38,690
Add / (subtract):
Taxation	4,276	6,905
Finance costs	21,645	30,276
Finance income	(632)	(7,919)
Depreciation – property, plant and equipment	3,703	3,762
Depreciation – right-of-use assets	2,888	2,498
Amortization	10,734	7,981
Share of results in joint venture	374	603
Changes in fair value of derivative financial instruments	2,807	—
EBITDA	(28,382)	82,796
Non-recurring items:

Share-based compensation (i)	14,077	3,405

Corporate restructuring costs	797	1,091

Significant provisions, write-offs and associated legal costs	2,164	8,710

Public company readiness cost (ii)	10,450	4,342

Extraordinary costs caused by regional disruption (iii)	4,253	-

Regulatory costs (iv)	3,411	-

Fees related to BCA transaction (v)	47,735	-

Expense of equity issued at BCA transaction date (net) (vi)	48,150	-

Adjusted EBITDA	102,655	100,344

Please note that further details on Adjusted EBITDA, including footnotes (i)–(vi), are included in Appendix C.

Share Count

At the end of Q3’26, AIR had approximately 155.39 million ordinary shares outstanding, including approximately 8.69 million Earnout Shares, which will vest only if specified share-price thresholds are achieved by May 15, 2031.

Debt Financing

In September 2026, AIR priced a $425 million senior unsecured notes offering, representing an important step in strengthening the Company’s capital structure and financial flexibility. The notes carry a coupon of 7.875% and mature in 2031. The offering subsequently closed on October 1, 2026, and the proceeds were used to fully refinance the existing term loan facility and repay the outstanding revolving credit facility.

Glossary

1. Equity free cash flow: AIR defines equity free cash flow as cash flow from operations less capital expenditure, interest expense, and principal and interest payments on lease liabilities.

2. AIR defines EBITDA as earnings for the period before interest, taxation, depreciation and amortization. The most directly comparable IFRS measure is profit/(loss) for the period. EBITDA is an intermediate step in AIR’s calculation of Adjusted EBITDA, as set out in Appendix C.

3. AIR defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operating expenses. Adjusted EBITDA is not a measure specifically defined under IFRS. The most directly comparable IFRS measure is profit/(loss) for the period. A reconciliation is set out in Appendix C.

4. AIR defines Net Debt as total borrowings (comprising current and non-current interest-bearing loans and borrowings and lease liabilities) less cash and cash equivalents, each as reported on AIR’s IFRS statement of financial position. AIR defines the ratio of Net Debt to Adjusted EBITDA (“leverage”) as Net Debt divided by Adjusted EBITDA. Neither Net Debt nor the Net Debt to Adjusted EBITDA ratio is presented in accordance with IFRS; the most directly comparable IFRS measures are total borrowings and cash and cash equivalents, each as reported on AIR’s statement of financial position. AIR believes this ratio is a useful measure of AIR’s capital structure and progress toward its target leverage. A reconciliation of profit/(loss) for the period to EBITDA and Adjusted EBITDA is set forth in Appendix C, and a reconciliation of total borrowings to Net Debt is set forth under “Reconciliation of total borrowings to Net Debt / Adjusted EBITDA” below.

See “Use of Non-IFRS Financial Measures” for further information regarding the non-IFRS financials measures included in this press release.

Appendix

Appendix A: Condensed Consolidated Statement of Financial Position

As at	30 September 2026	31 December 2025

	$000	$000

ASSETS

Non-current assets

Property, plant and equipment	26,153	28,410

Right-of-use assets	15,529	11,663

Intangible assets	366,420	371,277

Trade and other receivables	74	293

Investments in joint ventures	1,881	2,255

Financial asset at FVOCI	12,476	-

Derivative financial instruments	1,137	-

Deferred tax assets	42,246	41,071

	465,916	454,969

Current assets

Inventories	73,020	55,331

Trade and other receivables	130,591	93,160

Restricted deposit	18,200	-

Advance tax	2,258	274

Cash and cash equivalents	38,944	119,456

	263,013	268,221

Total assets LIABILITIES	728,929	723,190

Non-current liabilities

Derivative financial instruments	-	1,216

Other interest-bearing loans and borrowings	303,622	357,679

Lease liabilities	13,728	9,935

Employee benefits	6,765	6,542

Deferred tax liabilities	390	436

	324,505	375,808

Current liabilities

Other interest-bearing loans and borrowings	82,496	29,852

Derivative financial instruments	401	558

Employee benefits	1,344	1,320

Lease liabilities	3,895	3,348

Trade and other payables	114,140	99,121

Tax payable	2,780	2,053

Payables relating to acquisitions	1,760	1,760

	206,816	138,012

Total liabilities	531,321	513,820

Net assets EQUITY	197,608	209,370

Capital and reserves

Share capital	16	968,768

Share premium	1,017,725	39,834

Merger reserve	(1,100,361)	(1,100,361)

Cash flow hedge reserve	-	(1,614)

Translation reserve	6,389	9,194

Other reserve	44,702	31,101

Retained earnings	229,137	262,448

Net equity	197,608	209,370

Appendix B: Condensed Consolidated Statement of Comprehensive (loss) / income

Nine-month period ended 30 September	2026	2025

	$000	$000

Revenue	306,721	289,304

Cost of sales	(136,744)	(126,832)

Gross profit	169,977	162,472

Distribution expenses	(34,047)	(33,704)

General and administrative expenses	(91,662)	(59,205)

Provision for expected credit losses on trade receivables	(1,114)	(2,078)

Other operating (losses) / gains*	(88,861)	1,070

Operating (loss) / profit	(45,707)	68,555

Share of net loss of investments accounted for using the equity method	(374)	(603)

Changes in fair value of derivative financial instruments	(2,807)	0

Finance income	632	7,919

Finance costs	(21,645)	(30,276)

(Loss) / profit before taxation	(69,901)	45,595

Taxation	(4,276)	(6,905)

(Loss) / profit for the period	(74,177)	38,690

Other comprehensive (loss) / income	—	—

Items that may be reclassified to profit or loss:	—	—

Foreign currency translation differences – foreign operations	(2,805)	71

Changes in fair value of cash flow hedges	3,381	(2,201)

Amounts reclassified to profit or loss from cash flow hedges	(1,767)	1,002

Items that will not be reclassified to profit or loss:	—	—

Changes in fair value of financial asset at FVOCI	(3,669)	0

Other comprehensive income / (loss) for the period, net of income tax	(4,860)	(1,128)

Total comprehensive (loss) / income for the period	(79,037)	37,562

Earnings per share for profit attributable to the ordinary equity holders of the Company:	—

Basic (loss) / earnings per share	(0.509)	0.270

Diluted (loss) / earnings per share	(0.509)	0.269

Earnings per share

Nine-month period ended 30 September	2026	2025

(Losses) / earnings for the purposes of basic and diluted earnings per share as profit for the period attributable to the ordinary equity holders of the parent company ($000)	(74,177)	38,690

Average of ordinary shares outstanding	145,729,991	143,515,060

Basic (loss) / earnings per share attributable ($)	(0.509)	0.270

Average of diluted shares outstanding	145,729,991	143,565,992

Diluted (loss) / earnings per share attributable ($)	(0.509)	0.269

Weighted average number of shares used as the denominator:

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	145,729,991	143,515,060

Adjustments for calculation of diluted earnings per share:

Employee share options plans	-	50,932

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	145,729,991	143,565,992

Appendix C: Reconciliation of (loss) / profit for the period to adjusted EBITDA

Nine-month period ended 30 September	2026	2025
	$000	$000
(Loss) / profit for the period	(74,177)	38,690
Add / (subtract):
Taxation	4,276	6,905
Finance costs	21,645	30,276
Finance income	(632)	(7,919)
Depreciation – property, plant and equipment	3,703	3,762
Depreciation – right-of-use assets	2,888	2,498
Amortisation	10,734	7,981
Share of results in joint venture	374	603
Changes in fair value of derivative financial instruments	2,807	-
EBITDA	(28,382)	82,796
Non recurring items:
Share-based compensation (i)	14,077	3,405
Corporate restructuring costs	797	1,091
Significant provisions, write-offs and associated legal costs	2,164	8,710
Public company readiness cost (ii)	10,450	4,342
Extraordinary costs caused by regional disruption (iii)	4,253	-
Regulatory costs (iv)	3,411	-
Fees related to BCA transaction (v)	47,735	-
Expense of equity issued at BCA transaction date (net) (vi)	48,150	-
Adjusted EBITDA	102,655	100,344

Reconciliation of (loss) / profit for the quarter to Adjusted EBITDA – Q3’26 and Q3’25

Three-month period ended 30 September	2026	2025

	$000	$000
(Loss) / profit for the period	7,643	6,717
Add / (subtract):
Taxation	444	1,474
Finance costs	7,229	8,660
Finance income	(85)	(108)
Depreciation – property, plant and equipment	1,211	1,268
Depreciation – right-of-use assets	984	839

Amortisation	3,628	2,635

Share of results in joint venture	134	274

Changes in fair value of derivative financial instruments	2,524	-

EBITDA	23,712	21,759

Non recurring items:

Share-based compensation (i)	1,638	2,398

Corporate restructuring costs	94	(93)

Significant provisions, write-offs and associated legal costs	489	2,204

Public company readiness cost (ii)	3,085	2,417

Extraordinary costs caused by regional disruption (iii)	458	-

Regulatory costs (iv)	1,431	-

Fees related to BCA transaction (v)	-	-

Expense of equity issued at BCA transaction date (net) (vi)	-	-

Adjusted EBITDA	30,907	28,685

(i) Share-based compensation principally relates to the Milestone Incentive Plan and Retention Awards established for senior management in connection with the listing event. These arrangements are one-time programs linked to the completion of an exit event; the related charges will continue to be recognized over the remaining vesting period in accordance with IFRS 2.

(ii) During the periods, the Group incurred public-company readiness and related costs, including the initial implementation of SOX compliance requirements, remediation activities relating to previously reported material weaknesses in internal control over financial reporting, SEC registration and listing-related activities, and related legal, accounting and advisory services. These costs were incurred in connection with the Group’s transition to a publicly listed company and are not representative of its ongoing public-company compliance costs.

(iii) Regional disruption rendered certain established supply and logistics routes temporarily unavailable. The Group incurred incremental costs to air-freight materials and finished goods and to secure a key ingredient under short-term supply arrangements at prices above normal market conditions. Other rerouting and situational inflation costs remain within operating results.

(iv) Regulatory costs principally comprise consulting, advisory and research fees supporting preparation and submission of a U.S. Premarket Tobacco Product Application. Management considers these applications infrequent and non-recurring relative to the Group’s normal operating activities.

(v) BCA transaction fees relate to the Business Combination Agreement that took effect on May 15, 2026, and comprise sponsor marketing and advisory fees of $32.6 million, redemption fees on shares redeemed of $4.1 million, and other advisory, legal and administrative fees of $11.0 million.

(vi) In connection with the Business Combination Agreement, the Group issued 4,408,369 shares (including 1,500,000 subject to earnout performance conditions) at an average fair value of $11.45 per share, totaling $50.5 million of share premium. Of this, $2.3 million was received in cash, and the remaining $48.2 million was recognized as a non-cash charge in the statement of comprehensive income in accordance with IFRS 2.

Reconciliation of total borrowings to Net Debt / Adjusted EBITDA

(in millions)	9M’26

Total borrowings (including lease liabilities) (i)	403.7

Less: Cash and cash equivalents	(38.9)

Net Debt (ii)	364.8

Rolling 12 Months Adjusted EBITDA* (iii)	141.6

Net Debt / Adjusted EBITDA (iv)	2.6x

*Note: Net Debt / Adjusted EBITDA as of September 30, 2026 is calculated using rolling twelve-month Adjusted EBITDA, comprising 9M’26 Adjusted EBITDA plus Q4’25 Adjusted EBITDA. Q4’25 Adjusted EBITDA is derived by deducting 9M’25 Adjusted EBITDA from FY’25 Adjusted EBITDA as previously reported.

(i) Represents total borrowings, comprising current and non-current interest-bearing loans and borrowings and lease liabilities, as reported on the consolidated statement of financial position.

(ii) Represents total borrowings (including “current and non-current borrowings” as shown in the consolidated statement of financial position) less cash and cash equivalents.

(iii) Represents earnings before interest, taxes, depreciation and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operational items.

(iv) Represents Net Debt divided by Adjusted EBITDA. Net Debt/Adjusted EBITDA is a non-IFRS leverage ratio and differs from the gearing ratio (net debt divided by total capital) presented in AIR’s historical financial statements.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. AIR Global PLC is the public operating company that resulted from the business combination of AIR Limited with a special purpose acquisition company, which completed in May 2026, and is accordingly not a “blank check company” for purposes of these safe harbor provisions.

Any express or implied statements contained in this press release that are not statements of historical fact may be deemed forward-looking statements, including, without limitation, statements regarding: our FY2026 and FY2027 outlook and medium-term guidance; future results of operations, financial position, shipment volumes, costs and leverage; our capital allocation framework, including dividends, share repurchases and equity free cash flow; our manufacturing footprint, including the planned opening of our Romania factory; potential impairments; the Greentank investment; PMTA applications and the anticipated U.S. launch of Crown Switch and other New Growth Categories products; share count and Earnout Shares; and our business strategy and management’s plans and objectives. Forward-looking statements may include words such as “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “forecast,” “project,” “target,” “outlook,” “guidance,” “aim,” “potential,” “may,” “could,” “would,” “should,” “will,” “continue,” “on track” and similar expressions.

Any future dividends and share repurchases remain subject to Board approval, available distributable reserves, any required shareholder authority, financial performance, market conditions and applicable legal requirements, and there can be no assurance that they will be made in the amounts or on the timeline described, or at all.

Forward-looking statements are neither promises nor guarantees and involve known and unknown risks and uncertainties that could cause actual results to differ materially, including: supply-chain disruption and higher logistics and raw-material costs, shipment disruptions; dependence on distributors and suppliers; competition and cannibalization; FDA review and authorization of our PMTA applications on the timelines we expect, or at all, and other regulatory change and enforcement; scientific-study outcomes; product development and commercialization; excise taxes and illicit trade; consumer preferences; our indebtedness and our ability to generate sufficient cash flow to reduce leverage and fund dividends and share repurchases; potential asset impairments; dilution; foreign exchange, tariffs, trade policy and general economic conditions; realization of the anticipated benefits of the Greentank investment; tax, legal and accounting developments; our internal control over financial reporting, including previously identified material weaknesses; and the other important factors discussed under the caption “Risk Factors” in our Registration Statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our other filings with the SEC, including our Reports on Form 6-K. Any forward-looking statement speaks only as of the date made, and undue reliance should not be placed on such statements. AIR disclaims any obligation to update or revise forward-looking statements except as required by applicable law.

Use of Non-IFRS Financial Measures

This press release includes EBITDA, Adjusted EBITDA, Net Debt and Net Debt to Adjusted EBITDA, each of which is not presented in accordance with IFRS and may differ from similarly titled measures used by other companies.

AIR defines EBITDA as earnings for the period before interest, taxation, depreciation and amortization. The most directly comparable IFRS measure is profit/(loss) for the period. EBITDA is an intermediate step in AIR’s calculation of Adjusted EBITDA.

AIR defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operating expenses. AIR believes Adjusted EBITDA assists investors and management in evaluating operating performance consistently, but it should not be considered in isolation or as a substitute for IFRS results.

Adjusted EBITDA does not reflect cash expenditures or capital requirements, working-capital needs, interest or principal payments, cash taxes, or the future replacement of depreciated and amortized assets. Other companies may calculate the measure differently, and management’s adjustments involve judgment. A reconciliation is provided in Appendix C.

AIR defines Net Debt as total borrowings less cash and cash equivalents. AIR defines Net Debt to Adjusted EBITDA as Net Debt divided by Adjusted EBITDA. Neither measure is presented in accordance with IFRS. AIR believes the ratio is useful in assessing capital structure and progress toward target leverage.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute, and shall not be construed as, an offer to sell or the solicitation of an offer to buy any securities of AIR, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

AIR Investor Relations:

Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296

Anuja Shendye: a.shendye@air.global; +971-58-907-8782

investor@air.global

AIR Media Relations:

ICR for AIR | AIRglobal@icrinc.com